Exhibit 99.2

Arcturus Therapeutics Appoints Four New Directors and Reaches Settlement

Agreement with Founder Joseph E. Payne

SAN DIEGO, May 29, 2018 (GLOBE NEWSWIRE) -- Arcturus Therapeutics Ltd. (NASDAQ:ARCT) (“Arcturus” or the “Company), a leading RNA medicines company, today announced that, as part of a settlement agreement, it has appointed four new independent directors, Dr. Peter Farrell, Mr. Andrew Sassine, Mr. James Barlow and Dr. Magda Marquet, to its Board, effective as of May 27, 2018. In connection with these appointments, Dr. Stuart Collinson, Mr. Daniel Geffken, Dr. David Shapiro, and Mr. Craig Willett have resigned from the Board.

Other key terms of the settlement agreement include mutual releases of all parties and the agreement by the Company and Joseph E. Payne to terminate all pending litigation. The settlement agreement will be included as an exhibit to the Company's Current Report on Form 6-K, which will be filed with the Securities and Exchange Commission (“SEC”) and, upon filing, can be accessed at www.sec.gov.

“We are pleased to have come together to reach this very positive outcome that allows Arcturus to move forward, focused on creating substantial value for all shareholders,” said Mr. Payne. “We warmly appreciate the continued support from our shareholders, and the encouragement to reach an amicable resolution through this agreement. The Company has accomplished a great deal in the last five years, and I’m confident that with the strong leadership of the board and management team, the best days are ahead for Arcturus.”

The settlement was approved on May 28, 2018 by the Israeli District Court.

The Company would like to acknowledge Dr. Collinson, Mr. Geffken, Dr. Shapiro and Mr. Willett for their substantial contributions to the Company and wish them success.

About Dr. Peter Farrell

Dr. Peter Farrell is the founder, former long-term CEO and current Chairman of ResMed (NYSE:RMD). Farrell has been Chairman and a director of ResMed since 1989, when the company began as a management buyout of sleep technology from Baxter Healthcare. Peter was previously Foundation Director of the University of New South Wales (UNSW) Graduate School for Biomedical Engineering (1978-89) while simultaneously serving as Vice President of Research & Development for Baxter Healthcare in Tokyo (1984-89). Dr. Farrell is a director of NuVasive, Inc. (NASDAQ:NUVA), a company focused on the surgical treatment of spine disorders. He is also on the board of trustees of The Scripps Research Institute in La Jolla and is Chairman of the Boston-based POC NMR diagnostic company, WaveGuide. Dr. Farrell is a fellow or honorary fellow of several professional bodies, including the US National Academy of Engineering. He was inducted as 1998 San Diego Entrepreneur of the Year for Health Sciences, 2001 Australian Entrepreneur of the Year and 2005 US National Entrepreneur of the Year for Health Sciences. In 1998, Peter joined the Sleep Medicine Executive Council at Harvard Medical School, served as vice chairman from 2000 to 2010 and then as chairman from 2010 until 2013. He is on various academic advisory boards including UCSD's Jacobs School of Engineering, where he was named the 2012 Gordon Fellow, UCSD's Rady Business School and the MIT Dean of Engineering's Advisory Council. Peter holds a B.E. with honors in chemical engineering from the University of Sydney, an SM in chemical engineering from MIT, a PhD in bioengineering from the University of Washington, Seattle, and a DSc from UNSW for research which resulted in improved treatment for both hemodialysis and peritoneal dialysis patients.

Exhibit 99.2

About Mr. Andrew Sassine

Andrew Sassine served on the Board of Directors of ICAD Inc. for two years. Mr. Sassine also serves on the board of directors of Nasdaq listed Gemphire Therapeutics, Inc.(GEMP), an early-stage cardiovascular drug company formed by a licensing agreement with Pfizer Inc. He also is Chairman of the Board of privately held ComHear Inc., a digital audio software and device company. Mr. Sassine previously served on the board of Acorn Energy, Inc, CNS Response, Inc. and FluoroPharma Medical, Inc., (FMPI). Mr. Sassine served in various positions at Fidelity Investments from 1999 to 2012, including, most recently as Portfolio Manager. Between 2004 and 2011, he managed the Fidelity Small Cap Stock Fund, the Fidelity International Small Cap Opportunities Fund and the Fidelity Advisor International Small Cap Opportunities Fund. Mr. Sassine joined Fidelity as a high yield research analyst, covering the Telecommunications, Satellite, Technology, Defense and Aerospace, and Restaurant Industries and in 2001, joined the international group as a research analyst covering small and mid-cap international stocks. Prior to joining Fidelity, he served as a vice president in the Acquisition Finance Group at Fleet National Bank. Mr. Sassine has been a member of the Henry B. Tippie College of Business, University of Iowa Board of Advisors since 2009 and served on the Board of Trustees at the Clarke Schools for Hearing and Speech between 2009 and 2014. Mr. Sassine earned a Bachelor of Arts degree at the University of Iowa in 1987 and an MBA from the Wharton School at the University of Pennsylvania in 1993.

About Mr. James Barlow

James Barlow is a member of the Board of Directors of North American Health Care, Inc., a privately held company that provides contractual services to facilities specializing in post-acute care, subacute care, short and long-term rehabilitation, and skilled nursing in the United States. Mr. Barlow is a C-level financial executive with more than 30 years of experience leading teams in the successful strategic achievement of financial and operational goals, and expertise in domestic and international operations (5 continents, 23 countries), financial planning, forecasting and reporting, restructurings, business development and integrations, treasury and investor relations. As an Executive Officer (Principal Accounting Officer) at Allergan, Inc. (NYSE:AGN), he oversaw financial due diligence, integration and structuring for more than 100 asset purchases, sales, business combinations and licensing transactions, the spin-off of Advanced Medical Optics, the $3.3 billion acquisition of Inamed and more than $4.5 billion in other transactions. He ensured consistent application of all corporate policies and procedures and alignment with global reporting and corporate compliance requirements, made recommendations globally to improve financial operations and participated in robust financial planning/forecasting activities.

Exhibit 99.2

About Dr. Magda Marquet

Dr. Magda Marquet is the co-founder and co-CEO of Alma Life Sciences, an investment and consulting firm with a portfolio of over twenty companies in the areas of diagnostics, digital health and pharmaceuticals, Chairman and co-Founder of Althea, an Ajinomoto company, and Co-founder of AltheaDx, a precision medicine company. She has three decades of experience in the biotechnology industry in the US and Europe. Prior to starting Althea, Dr. Marquet held management positions at Vical Inc., Amylin Pharmaceuticals, Protein Polymer Technologies, Syntro Corporation and Transgene. She currently serves as a Board member for Sente, Independa and Portable Genomics. She is also co-Chairman of the Advisory Board of MD Revolution. Dr. Marquet was Chairman of BIOCOM (2013-2014) and is Chair of the Board of Visitors of the UCSD Moores Cancer Center. She serves as a Director of the Economic Development Corporation (EDC-Executive Committee) and of the Kyoto Symposium Organization. She is also a member of the UCSD Biological Sciences Dean Leadership Council and an advisor for the Chopra Foundation. Dr. Marquet holds a Ph.D in Biochemical Engineering from INSA/University of Toulouse, France. Dr. Marquet has received numerous awards throughout her career including the 2005 Regional Ernst&Young Entrepreneur of the Year Award in the Life Sciences category, the Athena Pinnacle Award and the Exemplary Service Award from the San Diego Business Journal. She is the first woman inducted in the Connect Entrepreneur Hall of Fame (2016) and the Director of the Year Award recipient (2016-Corporate Governance) from the Corporate Directors Forum.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ:ARCT) is a RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus' diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Exhibit 99.2

Forward-Looking Statements

This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on May 14, 2018 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Arcturus Media Contact

Arcturus Therapeutics

(858) 900-2660

info@arcturusRx.com

Arcturus Investor Contact

Michael Wood

LifeSci Advisors LLC

(646) 597-6979

mwood@lifesciadvisors.com

Joseph E. Payne Contact

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: (646) 651-1640

Cell: (647) 621-2646

irobertson@kingsdaleadvisors.com